UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2015
_______

BALTIC TRADING LIMITED
(Exact Name of Registrant as Specified in Charter)

Republic of the Marshall Islands	001-34648	98-0637837
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

299 Park Avenue 12th Floor New York, NY (Address of Principal Executive Offices)	10171 (Zip Code)

Registrant’s telephone number, including area code: (646) 443-8550

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On July 14, 2015, Baltic Trading Limited (“Baltic Trading”) and certain of its wholly owned subsidiaries entered into agreements (the “Amendment and Consent Agreements”) to amend, provide consents under, or waive certain provisions of, the agreements for the Senior Secured Loan Agreements, each dated as of October 8, 2014 (the “2014 Term Loan Facilities”), among each of Baltic Hornet Limited and Baltic Wasp Limited, wholly owned subsidiaries of Baltic Trading, as borrowers, the lenders from time to time party thereto, ABN AMRO Capital USA LLC, as administrative and security agent and the other parties thereto; the Senior Secured Loan Agreement, dated as of August 30, 2013 (the “$22 Million Term Loan Facility”), among Baltic Hare Limited and Baltic Fox Limited, wholly owned subsidiaries of Baltic Trading, as borrowers, DVB Bank SE, Germany, as administrative and security agent and the other parties thereto; and the Senior Secured Credit Agreement, dated as of December 31, 2014 (the “$148 Million Credit Facility” and, together with the 2014 Term Loan Facilities and the $22 Million Term Loan Facility, each a “Facility” and collectively the “Facilities”), among Baltic Trading, as borrower, the lenders from time to time party thereto, Nordea Bank Finland PLC, New York Branch, as administrative and security agent, and the other parties thereto. The Amendment and Consent agreements implement, among other things, the following:

•	The existing covenants measuring collateral maintenance under each of the 2014 Term Loan Facilities are amended as follows: the minimum fair market value of vessels pledged as security (together with the value of any additional collateral) is required to be (i) for the period from June 30, 2015 up to and including December 30, 2015, 125% of the amount outstanding under such Facilities; (ii) for the period from December 31, 2015 up to and including March 30, 2016, 130% of such amount; and (iii) for the period from March 31, 2016 and thereafter, 135% of such amount.

•	The existing covenant measuring collateral maintenance under the $22 Million Term Loan Facility is amended so that through and including the period ending June 30, 2016, the minimum fair market value of vessels mortgaged under such Facility is required to be 110% of the amount outstanding under such Facility.

•	Under the $148 Million Credit Facility, the existing covenant measuring collateral maintenance is amended so that through and including the period ending December 31, 2015, the minimum fair market value of vessels mortgaged under such Facility is required to be 130% of the amount outstanding under such Facility and thereafter, 140% of such amount, except that for the period through and including the period ending December 31, 2015, such percentage shall be increased to 140% at the time of funding of the initial term loan thereunder.

•	The calculation of the minimum consolidated net worth is reduced by $30.73 million to $270.15 million under each Facility to account for the reduction of equity due to the impairment associated with the sale of the Baltic Tiger and Baltic Lion vessels.

•	The measurement of the maximum leverage ratio under each Facility has been amended to exclude from the numerator thereof (which is the amount of indebtedness included in the calculation of such financial covenant) any committed but undrawn working capital lines.

•	Under the $148 Million Credit Facility, following consummation of the proposed merger of Baltic Trading and Poseidon Merger Sub Limited, an indirect wholly owned subsidiary of Genco Shipping & Trading Limited (“Genco”; such merger being the “Merger”), the amount of cash to be held by the administrative agent under such Facility (or otherwise remaining undrawn under certain working capital lines) for each collateral vessel mortgaged under such Facility, as required under the under the minimum liquidity covenant under such Facility, is amended to an amount of $750,000 per vessel.

•	In the event the Merger is completed, all corporate wide financial covenants of Baltic Trading would thereafter be measured on a consolidated basis with Genco (the “Consolidated Covenant Amendments”).

•	Waivers or consents under the Facilities to permit the delisting of Baltic Trading’s stock on the New York Stock Exchange (which constitutes a change of control under each such Facility) and the termination of the Management Agreement, dated as of March 15, 2010, by and between Genco and Baltic Trading.

•	Waivers or consents under each of the Facilities to permit the Merger.

•	Waivers or consents to certain covenants under each of the Facilities to the extent such covenants would otherwise be breached as a result of the Merger.

Effectiveness of the Amendment and Consent Agreements is subject to certain customary conditions precedent, including delivery of certified copies of certain documents. Also, it is a condition subsequent to the Amendment and Consent Agreements pertaining to the 2014 Term Loan Facilities that the insurance policies issued by China Export & Credit Insurance Corporation (“Sinosure”) be endorsed in respect of such Amendment and Consent Agreements on or before July 17, 2015.

In addition, under each of the Amendment and Consent Agreements, Genco will be required to execute a guaranty of the obligations of the borrowers under each Facility (each, a “Genco Guaranty”), it being a condition to the effectiveness of, among other things, the Merger Consent and Consolidated Covenant Amendments in the 2014 Term Loan Facilities and $22 Million Term Loan Facility that such applicable Genco Guaranty be provided, and a covenant under the Nordea Facility to provide such Genco Guaranty upon consummation of the Merger. Under the $148 Million Credit Facility, upon consummation of the Merger, certain of the covenants and events of default under such Facility will apply to Genco and certain of its subsidiaries.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of Registrant

The information set forth above under Item 1.01 is incorporated into this Item 2.03 by reference.

Item 8.01	Other Events

As previously disclosed, given the negative impact of the current weak drybulk rate environment on Baltic Trading’s earnings and cash flows, Baltic Trading faces potential liquidity and covenant compliance issues. Baltic Trading’s credit facilities require it to maintain a minimum cash balance of $11.3 million as measured at each quarter-end. Under the amended terms of the collateral maintenance covenant of the $148 Million Credit Facility as disclosed above, the minimum fair market value of vessels mortgaged under that Facility must be at least 140% of the amount outstanding under the Facility if Baltic Trading incurs a term loan to finance the purchase of an additional vessel. Baltic Trading anticipates incurring such a term loan for a portion of the purchase price of the Ultramax newbuilding to be named the Baltic Scorpion, which may be delivered as early as late July 2015. Baltic Trading believes it has sufficient cash to complete the purchase of the Baltic Scorpion and maintain compliance with this collateral maintenance covenant. However, absent additional measures, Baltic Trading believes it may not be able to maintain compliance with its minimum cash covenants while completing the purchase of the Ultramax newbuilding to be named the Baltic Mantis, which is expected to be delivered in August or September 2015.

Genco and Baltic Trading believe that if the Merger is consummated, Genco will provide Baltic Trading with access to additional liquidity to address the foregoing issues, given Genco’s cash on hand, vessels, and other assets. Moreover, if the Merger is consummated, Genco and Baltic Trading anticipate using unencumbered vessels of Genco as additional collateral instead of Baltic Trading using cash to maintain compliance with its minimum cash covenants. If Baltic Trading does not consummate the Merger, it will need to seek other means to address the foregoing issues, which may include reducing or delaying capital expenditures, disposing of assets (including vessels), or pursuing other options available to Baltic Trading, which may include equity or debt offerings. Baltic Trading cannot be certain that it will accomplish any of the foregoing actions.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: the fulfillment of closing conditions for the Merger; fulfillment of any remaining conditions to Genco’s listing of its common stock on the NYSE; fulfilment of the conditions precedent to the effectiveness of the Amendment and Consent Agreements; whether Sinosure provides the insurance policy endorsement described above; and other factors listed from time to time in Baltic Trading’s filings with the Securities and Exchange Commission (the “SEC”), including, without limitation, the joint proxy statement/prospectus related to Genco’s registration statement on Form S-4, Baltic Trading’s Annual Report on Form 10-K for the year ended December 31, 2014 (as amended) and its subsequent reports on Form 10-Q and Form 8-K. Baltic Trading disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Important Information for Investors and Shareholders

In connection with the proposed transaction between Genco and Baltic Trading, Genco and Baltic Trading intend to file relevant materials with the SEC, including a Genco registration statement on Form S-4 originally filed on May 4, 2015 that includes a joint proxy statement of Genco and Baltic Trading that also constitutes a prospectus of Genco. The definitive joint proxy statement/prospectus was first mailed to shareholders of Genco and Baltic Trading on or about June 17, 2015. INVESTORS AND SECURITY HOLDERS OF GENCO AND BALTIC TRADING ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GENCO, BALTIC TRADING AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, the definitive joint proxy statement/prospectus, and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco (when available) will be available free of charge on Genco’s internet website at www.gencoshipping.com. Copies of the documents filed with the SEC by Baltic Trading (when available) will be available free of charge on Baltic Trading’s internet website at www.baltictrading.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Baltic Trading Limited has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: July 14, 2015

BALTIC TRADING LIMITED

/s/ John C. Wobensmith
John C. Wobensmith
President and Chief Financial Officer